MAXIM GROUP LLC

300 Park Avenue, 16th Floor

New York, New York 10022

VIA EDGAR

February 13, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kate Beukenkamp Nicholas Nalbantian

Re:	Blue Hat Interactive Entertainment Technology (CIK No. 0001759136)
Withdrawal of Acceleration Request
Registration Statement on Form F-1 (File No. 333- 293313)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on February 12, 2026, in which we joined Blue Hat Interactive Entertainment Technology in requesting the acceleration of the effective date of the above-captioned Registration Statement for February 12, 2026, at 5:00 p.m. Eastern Time, or as soon as practicable thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended. Blue Hat Interactive Entertainment Technology is no longer requesting that such Registration Statement be declared effective at such date and time, and we hereby formally withdraw our request for acceleration of the effective date of the above-captioned Registration Statement.

Very truly yours,

Maxim Group LLC

By:	/s/ Ritesh M. Veera
Name:	Ritesh M. Veera
Title:	Co-Head of Investment Banking